J Sainsbury plc

RECEIVED

2007 JUN 19 A 3:

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07024471

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	04 June 2007

SUPPL

Dear Sir

J Sainsbury Announces: Voting rights and capital.

Please find enclosed copies o f the above announcements made to the London Stock Exchange on 4th June 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

J Sainsbury plc
04 June 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 May 2007, consists of 1,740,155,743 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,740,155,743.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
04 June 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 May 2007, consists of 1,740,155,743 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,740,155,743.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
04 June 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 May 2007, consists of 1,740,155,743 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,740,155,743.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
04 June 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 May 2007, consists of 1,740,155,743 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,740,155,743.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
04 June 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 May 2007, consists of 1,740,155,743 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,740,155,743.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 01 June 2007

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed copies o f the above announcements made to the London Stock Exchange on 1st June 2007.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin Matthew King - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

274,109

16. Date issuer informed of transaction

31 May2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan.

Regular four weekly share purchase

First purchase 28 July 2005

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Gwyn Burr - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

62,691

16. Date issuer informed of transaction

31May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 15 December 2005

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Kennedy McMeikan

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Kennedy McMeikan - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

53,164

16. Date issuer informed of transaction

31 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 1 June 2006

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin Matthew King - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

274,109

16. Date issuer informed of transaction

31 May2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan.

Regular four weekly share purchase

First purchase 28 July 2005

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Gwyn Burr - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

62,691

16. Date issuer informed of transaction

31May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 15 December 2005

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Kennedy McMeikan

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Kennedy McMeikan - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

53,164

16. Date issuer informed of transaction

31 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 1 June 2006

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin Matthew King - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

274,109

16. Date issuer informed of transaction

31 May2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan.

Regular four weekly share purchase

First purchase 28 July 2005

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Gwyn Burr - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

62,691

16. Date issuer informed of transaction

31May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 15 December 2005

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Kennedy McMeikan

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Kennedy McMeikan - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

53,164

16. Date issuer informed of transaction

31 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 1 June 2006

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin Matthew King - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

274,109

16. Date issuer informed of transaction

31 May2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan.

Regular four weekly share purchase

First purchase 28 July 2005

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Gwyn Burr - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

62,691

16. Date issuer informed of transaction

31May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 15 December 2005

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Kennedy McMeikan

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Kennedy McMeikan - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

53,164

16. Date issuer informed of transaction

31 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 1 June 2006

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin Matthew King - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

274,109

16. Date issuer informed of transaction

31 May2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan.

Regular four weekly share purchase

First purchase 28 July 2005

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Gwyn Burr - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

62,691

16. Date issuer informed of transaction

31May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 15 December 2005

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Kennedy McMeikan

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Kennedy McMeikan - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

5.55p

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

53,164

16. Date issuer informed of transaction

31 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

Shares purchased under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 1 June 2006

24. Name of contact and telephone number for queries

Justina Marfo 0207 695 2474

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

01June 2007

END